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                                                                    EXHIBIT 99.1

                        [LETTERHEAD OF BROOKLYN UNION]

December 30, 1996

Dear Shareholder:

I am pleased to announce that on December 29, 1996, Brooklyn Union and the Long Island Lighting Company (LILCO) signed a definitive agreement to merge in a tax-free transaction that will result in a new holding company. A copy of the merger agreement has been filed with the Securities and Exchange Commission.

The transaction will be accounted for as a pooling of interests and is anticipated to increase earnings to Brooklyn Union shareholders immediately after completion of the merger. A copy of the full press release is attached to this letter.

This proposed transaction has been approved by both companies' boards of directors and will eventually require your approval. Because the combination will result in the formation of a new holding company, Brooklyn Union will not pursue our plans to form the KeySpan Energy Corporation, as we had originally envisioned. Accordingly, the proposal to form that holding company has been withdrawn, although it is extensively discussed in our summary annual report, which was prepared prior to our decision to merge. That holding company proposal, therefore, is not included in the enclosed proxy statement.

I am very excited about the proposed merger. The transaction offers shareholders of both companies the opportunity to participate in the significant upside potential of the convergence of gas and electric companies within the energy industry. In particular, our combination with LILCO opens up the huge Long Island market for Brooklyn Union. This market is particularly attractive because there is an extremely low penetration of gas as a percent of the total energy provision in that region. The combination of the two companies will result in substantial synergy savings in excess of $1 billion over ten years, making rates more competitive. In addition, this transaction will help spur increased regional business growth through lower energy prices and enhanced energy-related products and services. As a result, Brooklyn Union shareholders will benefit from the attractive growth prospects resulting from access to more than one million customers in an area with a population of 2.7 million people.

I am very enthusiastic about our company's future and am optimistic that we will continue to grow and prosper in the competitive marketplace. Thank you for your continued confidence in Brooklyn Union.

Sincerely,

Robert B. Catell
Chairman and Chief Executive Officer